Exhibit 99.1

Transition Therapeutics Appoints Carl Damiani as Chief Operating Officer

TORONTO, July 11, 2014 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) Chairman and Chief Executive Officer, Dr. Tony Cruz is pleased to announce that Carl Damiani has been appointed to the role of Chief Operating Officer of Transition.

"This appointment reflects Mr. Damiani's broader leadership role in overseeing Transition employees and operations in Toronto, San Francisco and Ireland, as well as advancing our late stage neuropsychiatric drug candidate, ELND005, for AD patients, the phase 2 diabetes drug candidate TT-401 partnered with Lilly, and growing our pipeline with assets acquired from pharma partners", said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Since joining Transition in 2003, Mr. Damiani has held the roles of Vice-President of Business Development and Director of Business Development.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT-401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the Canadian Securities Commissions, the U.S. Securities and Exchange Commission or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including the total aggregate investment to be made in the Company, the conduct of clinical trials and the potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information:

For further information on Transition, visit www.transitiontherapeutics.com or contact:
Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 11-JUL-14